Exhibit 1A-6F

SUPPORT SERVICES AGREEMENT

This SUPPORT SERVICES AGREEMENT (the “Agreement”) is entered into effective as of April 25, 2019 (the “Effective Date”), by and among Cookies Creative Consulting & Promotions, LLC, a California limited liability company (the “Company”), Spartan Partners Licensing, LLC, a Michigan limited liability company (“Parent”) and each Operating Subsidiary listed on Exhibit 1 that becomes a party to this Agreement from time to time (each, a “Listed Operating Subsidiary”). Parent and the Listed Operating Subsidiaries are sometimes each referred to herein as a “Retail Party” and collectively as the “Retail Parties.”

RECITALS

A.            The Company and Parent are parties to that certain License Agreement, dated as of the Effective Date (the “License Agreement”), pursuant to which the Company licensed the rights to (a) utilize certain intellectual property owned by the Company in connection with the establishment, development and operation of Branded Retail Store(s) at Authorized Location(s), and (b) advertise, publicize, market and sell certain Licensed Products and/or Affiliate Products through each Branded Retail Store, in each case, subject to the terms and conditions of the License Agreement (the “License”). Capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to them in the License Agreement.

B.            In light of the Company’s experience and knowledge regarding industry-related matters, the Retail Parties wish to retain the services of the Company on the terms and conditions set forth herein, and the Company has agreed to so serve the Retail Parties.

Now, therefore, in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.            Services. During the Term (as defined in Section 2), the Company shall provide the services set forth on Exhibit 1, as amended from time to time upon the mutual written consent of the Company and Parent (the “Services”), to each Listed Operating Subsidiary. The Company may perform the Services by phone, by in-person attendance at meetings, by participating in strategic planning sessions, or in such other manner and at such other time or place as reasonably requested by Parent and consented to by the Company.

2.            Term. The term of this Agreement (the “Term”) commences as of the Effective Date and will continue in perpetuity, except as earlier terminated in accordance with Section 6.

3.            Fees.

3.1.            Royalty Fee. In consideration and as sole compensation for the Company’s performance of the Services during the Term, the Company will receive a fee equal to five percent (5.0%) of Net Sales (as defined in this Section 3) from the sale of all Non-Licensed Products in connection with the operation of each Branded Retail Store owned and/or operated by a Listed Operating Subsidiary (the “Fees”). For purposes of this Agreement: (a) “Net Sales” shall mean Gross Sales (as defined in this Section 3) less only Allowable Deductions (as defined in this Section 3); (b) “Gross Sales” means all revenues derived from the sale of each Non-Licensed Product in connection with the operation of each Branded Retail Store owned and/or operated by a Listed Operating Subsidiary (including, but not limited to, revenues from delivery services); (c) “Allowable Deductions” means returns supported by credit memos actually issued to a customer; and (d) “Non-Licensed Products” means all goods, products, services and merchandise sold in, originating from or in connection with each Branded Retail Store owned and/or operated by a Listed Operating Subsidiary and that is not a Licensed Product or Affiliate Product. Notwithstanding this Section 3.1, Net sales shall not include the sale of any Non-Licensed Products sold by delivery (as specified under “Rule 82” of Michigan’s Licensing and Regulatory Affairs or “Lara”). Other than the Allowable Deductions, there shall be no deductions from or reductions of Net Sales of any kind, including, but not limited to, deductions for so-called “free goods,” any general or administrative costs of any kind, any taxes, freight, insurance or other costs or expenses of any nature.

3.2.            Computations and Remittances. Parent must compute all Fees due and owing from each Branded Retail Store owned and/or operated by a Listed Operating Subsidiary for each calendar month during the Term. Parent must remit all Fees for each calendar month during the Term to the Company on or before 5:00 p.m., Pacific time, on the fifteenth (15th) day of the following month. The Company reserves the right to change the reporting and/or remittance day of the week for any or all amounts. Parent must certify the computation of the Fees for each month in the manner and form the Company may specify from time to time, and Parent must supply to the Company any supporting or supplementary materials as the Company reasonably requires to verify the accuracy of remittances. The Retail Parties waive any and all existing and future claims and offsets against any amounts due under this Agreement, which amounts Parent must pay when due. The Company has the right to apply or cause to be applied against amounts due to the Company any amounts that the Company may hold from time to time on Parent’s behalf or that the Company owes to Parent.

3.3.            Interest Charges; Late Fees. Any and all amounts that Parent owes to the Company will bear interest at the rate of ten (10%) per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual.

3.4.            Retail Parties’ Records. During the Term and for a period of time equal to the longer of (a) the period of time required by the applicable taxation authorities to whose jurisdiction the Retail Parties and any Branded Retail Store owned and/or operated by a Listed Operating Subsidiary is subject, or (b) three (3) years after the expiration or termination thereof, each Retail Party and each Branded Retail Store owned and/or operated by a Listed Operating Subsidiary will maintain accurate records of all transactions related to this Agreement and/or Parent’s rights and/or obligations hereunder, including, but not limited to, the information contained in the reports delivered pursuant to Section 3.5.

3.5.            Reports. Within ten (10) days after the end of each calendar month during the Term, Parent will prepare and deliver to the Company a report that includes, with respect to the Non-Licensed Products, substantially the same information as set forth in the Royalty Report delivered under the License Agreement. Parent also must, at its expense, submit to the Company within ninety (90) days after the end of each fiscal year during the Term a detailed balance sheet, profit and loss statement and statement of cash flows for such fiscal year for each Listed Operating Subsidiary. Notwithstanding this Section 3.5, the Retail Parties shall not pay a Royalty Fee for any Non-Licensed Products that are conveyed to Retail Parties’ customers by delivery.

3.6.            Audit. The Company or its authorized representatives have the right, upon giving reasonable advance notice, during ordinary business hours to enter the premises where a Retail Party’s books and records relative to a Branded Retail Store are kept and to evaluate, copy and audit such books and records. In the event that any such evaluation or audit reveals any understatement of three percent (3%) or more of Net Sales, Parent must pay for the audit. Furthermore, if Parent intentionally understate or underreport Net Sales at any time, or if a subsequent audit or evaluation conducted within the three (3) year period reveals any understatement of Net Sales of three percent (3%) or more, in addition to any other remedies provided for in this Agreement, at law or in equity, the Company shall have the right to terminate this Agreement immediately. In order to verify the information that Parent supplies, the Company has the right to reconstruct Parent’s and/or any Listed Operating Subsidiary’s sales through the inventory extension method or any other reasonable method of analyzing and reconstructing sales. Parent agrees to accept any such reconstruction of sales unless Parent either demonstrates manifest error in the analysis or provides evidence in a form satisfactory to the Company of its sales within a period of thirty (30) days from the date of notice of understatement or variance. Parent shall fully cooperate with the Company or its agents and representatives in performing these activities.

4.            Independent Contractor Status.

4.1.            Independent Contractor Status. Solely as it relates to the Services to be provided under this Agreement, the parties acknowledge and agree that the Company’s status at all times shall be that of an independent contractor, and that the Company may not act as a representative for or on behalf of the Retail Parties or any Branded Retail Store owned and/or operated by a Listed Operating Subsidiary for any purpose or transaction, and may not bind or otherwise obligate any Retail Party or Branded Retail Store owned and/or operated by a Listed Operating Subsidiary in any manner whatsoever without obtaining the prior written approval of the applicable Retail Party therefor. The parties hereby acknowledge and agree that any compensation paid pursuant to Section 3 hereof shall represent fees for services as an independent contractor, and shall therefor be paid without any deductions or withholdings taken therefrom for taxes or for any other purpose.

4.2.            Operating Subsidiaries. The parties hereto acknowledge and agree that each Listed Operating Subsidiary and each Branded Retail Store owned and/operated by a Listed Operating Subsidiary is an independent business and that the Retail Parties are responsible for the control and management of each Branded Retail Store, including, but not limited to, the hiring and discharging of employees, setting work schedules, maintaining all employment records and setting and paying wages and benefits of its employees in accordance with Applicable Law. The parties hereto further acknowledge that the Company has no power, responsibility or liability in respect to the hiring, discharging of employees, setting work schedules, maintaining any employment records or setting and paying of wages or related matters. Without limiting anything in this Agreement, the Company shall have the absolute right to rely on the representations, warranties and obligations undertaken on behalf of a Retail Party that are communicated in writing to the Company by the Licensee Representative (as defined in the License Agreement).

5.            Representations; Warranties; Certifications; Covenants; Indemnities.

5.1.         Mutual Representations and Warranties. Each Party represents and warrants to the other Party that:

(a)            It is duly organized, validly existing, and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation, organization, or chartering;

(b)            The execution of this Agreement by its representatives whose signature is set forth at the end hereof has been duly authorized by all necessary corporate/organizational action of the Party; and

(c)            When executed and delivered by such Party, this Agreement shall constitute the legal, valid, and binding obligation of that Party, enforceable against that Party in accordance with its terms

5.2.         Company’s Representations and Warranties. The Company represents and warrants that it has the full right, power and authority to enter into this Agreement and to perform the Services.

5.3.         Retail Parties’ Representations, Warranties, Certifications and Covenants. Each Retail Party, jointly and not severally, represents, warrants, certifies, covenants and agrees that at all times during the Term:

(a)            It has the full right, power and authority to enter into and to perform this Agreement;

(b)            It and all others authorized by it or acting on its behalf in connection with each Branded Retail Store owned and/or operated by a Listed Operating Subsidiary will comply at all times with all applicable laws, requirements, rules and/or regulations (other than federal cannabis laws) relating, affecting or pertaining to the performance of this Agreement, including, without limitation: (i) all anti- bribery and corruption laws, requirements, rules and/or regulations that apply to the activities, goods and/or services subject to this Agreement; (ii) all laws, requirements, rules and/or regulations relating to tax, advertising, promotional offers and/or privacy; and (iii) all applicable laws, rules and/or regulations relating, affecting or pertaining to the taxation, sale, advertising, marketing, promotion and/or use of each and every Non-Licensed Product sold by a Retail Party, a Branded Retail Store owned and/or operated by a Listed Operating Subsidiary, or its applicable affiliate hereunder (collectively, the “Applicable Law”);

(c)            (i) neither it nor any affiliate is named, either directly or by an alias, pseudonym or nickname, on the lists of “Specially Designated Nationals” or “Blocked Persons” maintained by the U S Treasury Department’s Office of Foreign Assets Control currently located at www.treas gov/offices/enforcement/ofac/, (ii) it will not, and it will cause each affiliate not to, take any action that would constitute a violation of any Applicable Law against corrupt business practices, against money laundering and/or against facilitating or supporting persons or entities who conspire to commit acts of terror against any person or entity, including as prohibited by the US Patriot Act (currently located at www.epic.org/pnvacv/terrorism/hr3162.htmll.) US Executive Order 13244 (currently located at www.treasgov/offices/enforcement/ofac/sanctions/terrorism.html) or any similar laws, and (iii) it shall immediately notify the Company in writing of the occurrence of any event or the development of any circumstance that might render any of the foregoing representations and warranties in this subsection (c) false, inaccurate or misleading; and

(d)            No representation, warranty or other statement made by any Retail Party in connection with this Agreement, or in any report or other communication provided by any Retail Party to the Company in contemplation of, pertaining to or otherwise in connection with this Agreement, contains any untrue statement or omits to state a material fact necessary to make any of them, in light of the circumstances in which it was made, not misleading.

5.4.         Indemnity. Each party (as applicable, the “Indemnifying Party”), on the one hand, shall indemnify and hold harmless the other party and each of their respective owners, directors, officers, members, partners, shareholders, affiliates, employees, insurers, successors and assigns (collectively, the “Indemnified Parties”), on the other hand, from any and all losses, liabilities, damages, fines, judgments, settlements, costs and expenses to the extent arising out of any third party claims or suits brought or made against any Indemnified Party arising solely out of a breach by the Indemnifying Party of any warranty, representation, covenant or obligation of the Indemnifying Party under this Agreement (each, a “Covered Claim”). In addition, the Retail Parties shall indemnify and hold harmless the Company and each of its owners, directors, officers, members, partners, shareholders, affiliates, employees, insurers, successors and assigns (the “Company Parties”) from any and all losses, liabilities, damages, fines, judgments, settlements, costs and expenses (including, without limitation, reasonable counsel fees and costs, whether or not in connection with litigation) arising out of any claims, demands, actions, suits or other proceedings brought or made against any of the Company Parties in relation to any of the following: (a) any infringement or violation of any third party intellectual property rights by or on behalf of any Retail Party or Branded Retail Store owned and/or operated by a Listed Operating Subsidiary; (b) the operation of any Branded Retail Store; (c) any damages to property or injuries to persons arising out of the operation of any Branded Retail Store; (d) any violation of Applicable Law as it relates to any Branded Retail Store or any Retail Party’s business; and/or (e) any tax or federal penalty related to any Branded Retail Store and/or any Retail Party’s business.

5.5.         Joinder. To the extent that Parent and the Company mutually agree in writing that an Operating Subsidiary should become a Listed Operating Subsidiary under this Agreement, such Operating Subsidiary shall execute and deliver to the Company a joinder agreement in the form attached hereto as Exhibit 2 pursuant to which such Operating Subsidiary agrees to be bound by the terms and conditions of this Agreement.

6.            Termination.

6.1.         Termination.

(a)            Immediate Right to Terminate Agreement – Event of Default. Upon the occurrence of any Event of Default (as defined in Section 6.3), the Company shall have the right in its sole discretion to terminate this Agreement immediately upon written notice to Parent.

(b)            Right to Terminate Subject to Cure. Each of Parent and the Company will have the right to terminate this Agreement if the other party breaches any material term of this Agreement which breach is of a curable nature, provided, that the breaching party has failed to cure any such breach within thirty (30) days after written notice of breach from the non-breaching party (unless a different cure period is specifically provided with respect to such breach elsewhere in this Agreement, in which event, the cure period specified for such breach elsewhere in this Agreement shall apply); provided, further, that the Company will not be entitled to terminate this Agreement pursuant to this Section 6.1(b) at any point prior to the two (2)-year anniversary of the Effective Date, and subject to the additional conditions of termination set forth in the Licensing Agreement.

(c)            Other Agreements. In addition to, and without prejudice to any other right or remedy available to the Company, the Company will have the right to terminate this Agreement immediately upon the termination or expiration of the License Agreement.

The parties acknowledge and agree that, in the event the Company has the right to terminate this Agreement pursuant to this Section 6.1, it may elect, in its sole discretion, to terminate this Agreement solely with respect to one or more Retail Parties. In the event that the Company elects to terminate this Agreement solely with respect to one or more Retail Parties, for the avoidance of doubt, the provisions of this Agreement shall remain in full force and effect with respect to each other Retail Party unless and until terminated in accordance with this Agreement.

6.2.         Effect of Termination.

(a)            Payment of Fees. In the event of the termination of this Agreement, Parent agrees to pay all Fees accrued through the termination date within ten (10) days of termination.

(b)            No Damages for Termination. The Company will not be liable to any Retail Party or Branded Retail Store for damages including incidental or consequential damages, on account of the expiration or termination of this Agreement and each Retail Party waives any right it may have to receive any compensation or reparations on account thereof. Without limiting the generality of this Section 6.2(b), the Company will not be liable to any Retail Party or Branded Retail Store, on account of such expiration or termination, for reimbursement of damages for the loss of goodwill, prospective profits or anticipated income, or on account of any expenditures, investments, leases or commitments made by either party or for any reason whatsoever based upon or growing out of such expiration or termination.

(c)            Non-Exclusive Remedy. The exercise by any party of any remedy under this Agreement will be without prejudice to its other remedies under this Agreement or otherwise.

(d)            Survival. Notwithstanding anything else in this Agreement to the contrary, in the event of expiration or termination of this Agreement, the Retail Parties will remain liable for their obligations pursuant to this Agreement or any other agreement between the Company and any such Retail Party that expressly or by their nature survive the expiration or termination of this Agreement, including, without limitation, accounting and payment of Fees accrued and owed to the Company, the provisions relative to confidentiality, the indemnification provisions herein and any damage or liability resulting from the breach of any representation and warranty made herein. Within ten (10) days of the termination date, each party shall deliver to the other party any and all items designated as Confidential Information of the other party and continue to comply with confidentiality provisions of Section 8.18 below. Each Retail Party covenants and agrees that, after the Agreement is terminated for any reason, neither it nor any of its affiliates or representatives shall in any way, directly or indirectly, alone or in concert with other, cause, express or cause to be expressed, orally or in writing, any remarks, statements, comments, or criticisms that disparage, call into disrepute, defame, slander or which can reasonably be construed to be derogatory or critical of, or negative toward any of the Company Parties.

6.3.         Events of Default. Each and any of the following shall be considered a default or breach under this Agreement (each, and “Event of Default”):

(a)            Any Retail Party fails to make a payment when due under this Agreement and such payment is not cured within fifteen (15) days thereafter;

(b)            A Retail Party intentionally understates or underreports any Net Sales or amounts required to be paid pursuant to this Agreement;

(c)            If any warranty, representation, certification, or other statement made by or on behalf of any Retail Party and contained in this Agreement or in any other document furnished in compliance with or in reference to this Agreement is incorrect, false, misleading, or untrue and such Retail Party fails to cure the same within thirty (30) days after written notice thereof, as determined by the Company in its sole discretion;

(d)            Any Retail Party or any Branded Retail Store owned and/or operated by a Licensed Operating Subsidiary has any license or permit associated with a Branded Retail Store or its obligations as contemplated herein revoked, suspended, or otherwise penalized and such license or permit is not restored and brought into full compliance with Applicable Law within forty-five (45) days thereafter;

(e)            If any Retail Party or any of its respective owners, directors, officers, members, partners, shareholders, affiliates, employees, insurers, successors and assigns is convicted of (or pleads no contest to) any felony that brings or tends to impair the reputation or goodwill of any Branded Retail Store owned or operated by a Listed Operating Subsidiary;

(f)            If a Retail Party or Branded Retail Store owned and/or operated by a Listed Operating Subsidiary violates Applicable Law, which violation is not cured within forty-five (45) days of such violation; or

(g)            If any Retail Party commits three (3) or more breaches of this Agreement in a twelve (12) month period, regardless of cure.

7.            Dispute Resolution.

7.1.         In the event of any dispute or controversy between the Company, on the one hand, and any Retail Party, on the other hand, arising out of or in any way related to this Agreement (a “Dispute”), the parties shall attempt in good faith to resolve through negotiation such Dispute. Either party may initiate negotiations of any Dispute by providing written notice to the other party, setting forth the subject of the Dispute. The recipient of such notice will respond in writing within ten (10) calendar days with a statement of its position on and recommended solution to the Dispute. If the Dispute is not resolved by this exchange of correspondence, then representatives of each party with full settlement authority will meet at a mutually agreeable time and place within thirty (30) calendar days of the date of the initial notice in order to exchange relevant information and perspectives, and to attempt to resolve the Dispute.

7.2.         Except as qualified below, if the Dispute is not resolved by these negotiations, such Dispute shall be settled exclusively by final and binding arbitration in San Francisco, California in accordance with the then current rules of JAMS, and the arbitration shall be administered by JAMS pursuant JAMS’ Streamlined Arbitration Rules and Procedures. Any arbitration must be on an individual basis and the parties and the arbitrator will have no authority or power to proceed with any claim as a class action or otherwise to join or consolidate any claim with any other claim or any other proceeding involving third parties. In the event a court determines that this limitation on joinder of or class action certification of claims is unenforceable, then this entire commitment to arbitrate will become null and void and the parties must submit all claims to the jurisdiction of the courts.

7.3.         The parties submit and consent to the exclusive jurisdiction of the state courts in the City and County of San Francisco, State of California, United States to compel arbitration, to confirm an arbitration award or order, or to handle other court functions exclusively in accordance with the California Arbitration Act. The parties may seek recognition and enforcement of any California state court judgment confirming an arbitration award or order in any U.S. state court or in any court outside the United States and its territories. The parties expressly waive any right of removal to the United States federal courts, and the parties expressly waive any right to compel arbitration, confirm any arbitral award, or seek any aid or assistance of any kind in the United States federal courts. By entering into this Agreement, the parties are waiving their constitutional right to have any Disputes decided in a court of law or before a jury and waive the right of appeal, and instead of relying on said rights, each party is solely and knowingly accepting the use of arbitration as a means of resolution of any Disputes. The parties agree that this clause has been included to rapidly and inexpensively resolve any disputes between them with respect to this Agreement.

7.4.         The laws of the state of California, including the California Arbitration Act, shall apply exclusively as the laws governing this arbitration agreement between the parties, with the sole exception of the California Choice of Law provisions, which shall not apply.

7.5.         Notwithstanding Sections 7.2, 7.3 and 7.4 above, the parties agree that the following claims will not be subject to arbitration:

(a)            Any action for declaratory or equitable relief, including, without limitation, seeking preliminary or permanent injunctive relief, specific performance, other relief in the nature of equity to enjoin any harm or threat of harm to such party’s tangible or intangible property, brought at any time, including, without limitation, prior to or during the pendency of any arbitration proceedings initiated hereunder; and

(b)            Any action in ejectment or for possession of any interest in real or personal property.

7.6.         Upon the expiration or termination of this Agreement, each Retail Party and their respective guarantors may not assert any claim or cause of action against the Company or any Company Party relating to this Agreement or the business of the Company after the shorter period of the applicable statute of limitations or one (1) year following the effective date of termination of this Agreement, provided that where the one (1) year limitation of time is prohibited or invalid by or under any applicable law, then and in that event no suit or action may be commenced or maintain unless commenced within the applicable statute of limitations.

8.            General Provisions.

8.1.         Assignment/Transfer. Subject to the terms and conditions of this Section 8.1, this Agreement will bind and inure to the benefit of each party and their respective successors and permitted assigns. This Agreement is personal to Parent and each other Retail Party and the Company has entered into this Agreement with specific reliance upon each Retail Party’s financial and operational qualifications. Consequently, no Retail Party shall voluntarily or by operation of law assign, sublicense, transfer, encumber or otherwise dispose of all or part of any right or privilege under this Agreement or delegate any of its obligations hereunder (collectively, “Transfer”), except to a party that controls, is controlled by, or is under common control with Licensee, without the Company’s prior written approval in its sole discretion. Any request by any Retail Party for approval of a Transfer shall be submitted to the Company in writing in advance, and shall be accompanied by full and complete financial statements of the party to which such Retail Party desires to Transfer any rights or obligations hereunder (the “Proposed Transferee”). Notwithstanding the foregoing and for the avoidance of doubt, providing such information shall not mean that the Company shall approve the requested Transfer, which such approval shall remain in the sole discretion of the Company. For purposes of this Section 8.1, a Transfer includes, but is not limited to: (a) any sale, lease, management agreement, contract for deed, option agreement, assignment, transfer, exchange, pledge, hypothecation or seizure of twenty-five percent (25%) or more of the ownership interests of any Retail Party or any other party that is a beneficial owner any Listed Operating Subsidiary (or, if a Retail Party or any such other party is a limited partnership or limited liability company, any change in the general partner, manager and/or managing member of such Retail Party or such other party (as applicable); (b) any sale, lease, management agreement, contract for deed, option agreement, assignment, transfer, exchange, pledge, hypothecation or seizure of any ownership interest in a Listed Operating Subsidiary; or (c) any sale, lease, management agreement, contract for deed, option agreement, assignment, transfer, exchange, pledge, hypothecation or seizure of any ownership interest in any Branded Retail Store that is owned and/or operated by a Listed Operating Subsidiary.

8.2.         Further Assurances. The parties agree and covenant that at any time, and from time to time, the parties shall promptly execute and deliver to the other party such further instruments and documents and take such further action as each party may reasonably require in order to carry out the full intent and purpose of this Agreement, and to comply with all Applicable Law.

8.3.         Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (d) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Notices must be sent to the respective parties at the following addresses or at such other address for a party as shall be specified in a notice given in accordance with this section:

If to the Company:	2352 Circadian Drive
Santa Rosa, California 95407 Attn: Parker Berling
Email: parker@cookiescalifornia.com

If to Parent or any	Fabian Monaco
Listed Operating Subsidiary:	40600 Ann Arbor Rd, Ste 201
Plymouth, MI 48170
Email: fabian@xibfinancial.com

With a copy to: (which shall not constitute notice):	Plunkett Cooney
Attn: Adel Fakhouri
Email: afakhouri@plunkettcooney.com

8.4.         Electronic Transmission/Written Consents. The confirmed transmission by facsimile, e- mail or other electronic means of a signed copy of the signature page of this Agreement from one party hereto to the other party hereto or to such other party’s agent shall constitute delivery of this Agreement. The terms “written” and “in writing” as used in this Agreement, include facsimile, e-mail or other electronic means, provided that: (a) electronic transmissions to the party, has in effect reasonable measures to verify that the sender is the person purporting to have sent such transmission; and (b) the transmission creates a record that can be retained, retrieved, reviewed, and rendered into clearly legible tangible form.

8.5.         Relationship of the Parties. This Agreement creates an independent contractor relationship between the parties. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other party. Neither party may obligate the other party or represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence. Without limiting the generality of the foregoing, the Company shall have no liability in connection with or related to the products or services rendered any Retail Party or any Branded Retail Store owned and/or operated by a Listed Operating Subsidiary by any third party, even if the Company recommended the product or service or designated or approved the supplier.

8.6.         Waiver/Integration. No waiver by any party of any breach, nor any delay or failure by any party to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce a party’s rights with respect to that or any other or subsequent breach. Subject to the Company’s rights to modify this Agreement as provided herein, this Agreement may not be waived, altered or rescinded, in whole or in part, except by a writing signed by the Company and Parent.

8.7.         Governing Law. This Agreement and all related documents including all exhibits attached hereto and all matters arising out of or relating to this Agreement, whether sounding in contract, tort, or statute are governed by, and construed in accordance with, the laws of the State of California, including the California Arbitration Act, without giving effect to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of California. EACH PARTY ACKNOWLEDGES THAT: (I) CALIFORNIA HAS PASSED AMENDMENTS TO THE CALIFORNIA CONSTITUTION AND ENACTED CERTAIN LEGISLATION TO GOVERN THE CANNABIS INDUSTRY; AND (II) THE POSSESSION, SALE, MANUFACTURE, AND CULTIVATION OF CANNABIS PRODUCTS IS ILLEGAL UNDER FEDERAL LAW. EACH PARTY WAIVES ANY DEFENSES BASED UPON ILLEGALITY OR INVALIDITY OF CONTRACTS FOR PUBLIC POLICY REASONS AND/OR THE SUBSTANCE OF ANY DEFINITIVE AGREEMENT VIOLATING FEDERAL LAW. EACH PARTY HEREBY VOLUNTARILY AND UNCONDITIONALLY WAIVES, IN RELATION TO THIS AGREEMENT OR ANY ISSUE THEREUNDER: (A) ANY RIGHT OF REMOVAL OR APPEAL TO THE UNITED STATES FEDERAL DISTRICT COURTS, INCLUDING WITHOUT LIMITATION WAIVING THE RIGHT TO REMOVE TO FEDERAL COURT BASED ON DIVERSITY OF CITIZENSHIP; AND (B) ANY RIGHT TO COMPEL OR APPEAL ARBITRATION, TO CONFIRM ANY ARBITRATION AWARD OR ORDER, OR TO SEEK ANY AID OR ASSISTANCE OF ANY KIND IN THE UNITED STATES FEDERAL DISTRICT COURTS. Notwithstanding any provision to the contrary, this Agreement shall be enforced in accordance with California Civil Code §1550.5, namely, commercial activity conducted in compliance with California law and any applicable local standards, requirements, and regulations shall be deemed to be a lawful object of a contract and not contrary to, an express provision of law, any policy of express law, good morals, or public policy.

8.8.         Venue. Any cause of action, claim, suit or demand allegedly arising from or related to the terms of this Agreement or the relationship of the Parties that is not subject to arbitration under Section 7, must be brought in the state court located in San Francisco, California. Both parties hereto irrevocably submit themselves to, and consent to, the jurisdiction of said court. The provisions of this subparagraph will survive the termination of this Agreement. The parties are aware of the business purposes and needs underlying the language of this subparagraph and with a complete understanding thereof, agree to be bound in the manner set forth.

8.9.         Jury Waiver. All parties hereby waive any and all rights to a trial by jury in connection with the enforcement or interpretation by judicial process of any provision of this Agreement, and in connection with allegations of statutory violations, fraud, misrepresentation or similar causes of action or any legal action initiated for the recovery of damages for breach of this Agreement.

8.10.       Attorneys’ Fees.

(a)            If any action shall be instituted in connection with a Dispute (as defined in Section 7.1 above, the prevailing party in such action, or in any affirmative defense asserted in connection with such action, shall be entitled to recover from the other party all of its costs incurred in connection with such action, including reasonable attorneys’ fees and expenses. Any such attorneys’ fees and other expenses incurred by either party in connection with (i) an appellate review of the judgment rendered in such action or of any other ruling in such action, and (ii) any proceeding to enforce a judgment in such action shall be recoverable separately from and in addition to any other amount included in such judgment, and such attorneys’ fees obligation is intended to be severable from the other provisions of this Agreement and to survive and not be merged into any such judgment.

(b)            The prevailing party in any action shall be entitled, in addition to and separately from the amounts recoverable under Section 8.10(a) above, to the payment by the losing party of the prevailing party’s reasonable attorneys’ fees, court costs and litigation expenses incurred in connection with (i) any appellate review of the judgment rendered in such action or of any other ruling in such action, and (ii) any proceeding to enforce a judgment in such action. It is the intent of the Parties that the provisions of this Section 8.10(b) be distinct and severable from the other rights of the parties under this Agreement, shall survive the entry of judgment in any action and shall not be merged into such judgment.

8.11.       Severability. In the event one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses. It is the intent and expectation of each of the parties that each provision of this Agreement will be honored, earned out and enforced as written. Consequently, each of the parties agrees that any provision of this Agreement sought to be enforced in any proceeding must, at the election of the party seeking enforcement and notwithstanding the availability of an adequate remedy at law, be enforced by specific performance or any other equitable remedy.

8.12.       Entire Agreement. This Agreement and the License Agreement, and the exhibits, schedules and appendices attached hereto and thereto, which are incorporated by reference (a) supersedes any prior agreement, representation or promise of any kind, whether written, oral, express or implied, between the parties hereto with respect to the subject matters herein, and (b) constitutes the full, complete and exclusive agreement between the parties with respect to the subject matters herein.

8.13.       Independent Investigation. Each party acknowledges that it is entering into this Agreement as a result of its own independent investigation and not as a result of any representations about the other party made by any of its respective shareholders, officers, directors, partners, members, employees, agents, representatives or independent contractors that are contrary to the terms set forth in this Agreement, or many disclosure document, prospectus, or other similar document required or permitted to be given to a party pursuant to applicable law. Each party acknowledges that it has had the opportunity to seek independent legal counsel in connection with the negotiation and execution of this Agreement.

8.14.       Amendment and Termination. Subject to each party’s right to terminate this Agreement pursuant to Section 6 above and except as otherwise expressly set forth herein, this Agreement can only be amended or terminated by a writing signed by both a duly authorized representative of the Company and Parent. Any modification, consent, approval, authorization or waiver granted hereunder required to be effective by signature will be valid only if in writing executed by an authorized representative of each of the Company and Parent.

8.15.       Captions. The captions of the Sections of this Agreement are for convenience only and shall not be considered or referred to in resolving questions of construction and/or interpretation.

8.16.       Counterpart Execution. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.17.       Successors/Assigns. Subject to the terms of Section 8.1 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

8.18.       Duty of Confidentiality. Each Party agrees to comply with the provisions of the License Agreement with respect to Confidential Information (as defined in the License Agreement) as it relates to information exchanged and/or acquired in connection with this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement to be effective as of the Effective Date.

COMPANY:

COOKIES CREATIVE CONSULTING & PROMOTIONS, LLC,
a California limited liability company

By:	/s/ Parker Berling
Name: Parker Berling
Title: Authorized Representative

PARENT:

SPARTAN PARTNERS LICENSING, LLC ,
a Michigan limited liability company

By:	/s/ Fabian Monaco
Name: Fabian Monaco
Title: President

[Signature Page to Support Services Agreement]

EXHIBIT 1

SERVICES

The “Services” to be performed and provided by the Company (or its designated affiliate) pursuant to the Agreement are set forth below. Except as otherwise indicated, below, the Services shall be performed for each Listed Operating Subsidiary identified below, as amended from time to time in accordance with the Agreement.

No.	Description of Services	Listed Operating Subsidiary
1.

Personal Appearances: Company use reasonable best efforts to cause Berner to make appearances at the Branded Retail Store in connection with special events, openings and launch, subject to Berner’s pre-existing professional obligations, and with a goal of at least two (2) appearances each year.

2.

Social Media Support: Company (or its designated affiliate, including Berner) will use reasonable best efforts to actively promote the Branded Retail Store, including via social media, in a manner and frequency as mutually determined from time to time. Subject to any terms of service or use of any social media services, the Company agrees that Berner will make at least two (2) permanent posts per month on social media regarding the Branded Retail Store. Company and Berner to promote personal appearances on social media (with a minimum of two (2) posts per each such appearance).

3.	Event Collaboration: Company and each Branded Retail Store will work together in good faith to collaborate on in-store special events.
4.	Company Marketing Materials: Each Branded Retail Store will be included and promoted on the Company’s website and social media channels.

[Exhibit to Support Services Agreement]

EXHIBIT 2

JOINDER AGREEMENT

The undersigned is executing and delivering this joinder agreement (the “Joinder Agreement”) pursuant to the Support Services Agreement (the “Support Services Agreement”), dated effective as of _______, 20___, by and among Cookies Creative Consulting & Promotions, LLC, a California limited liability company (the “Company”), Spartan Partners Licensing, LLC, a Michigan limited liability company (“Parent”) and each Listed Operating Subsidiary (as defined in the Support Services Agreement), as such Support Services Agreement may be amended, modified or supplemented from time to time.

By executing this Joinder Agreement and delivering it to the Company, the undersigned hereby agrees to become a party to, to be bound by, to comply with the provisions of, and to make the representations, warranties and covenants set forth in, the Support Services Agreement and to become a Listed Operating Subsidiary under the Support Services Agreement.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of_______________, 20___.

Listed Operating Subsidiary:

[                                                          ]

By:
Name:
Its: Authorized Representative

ACKNOWLEDGED & ACCEPTED:

COOKIES CREATIVE CONSULTING & PROMOTIONS, LLC

By:
Name:
Its: Authorized Representative

[Exhibit 1 to Support Services Agreement]